11016503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XR Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Jackson Boulevard, Suite 1000
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

L. Douglas Drury — 312-244-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, L. Douglas Drury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XR Securities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Nancy J. Simenson Feb. 24, 2011

Notary Public

OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS
NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 8

McGladrey

Independent Auditor's Report

To the Member
XR Securities LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of XR Securities LLC (the Company) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of XR Securities LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2011

XR Securities LLC

Statement of Financial Condition
December 31, 2010

Assets	
Cash	$ 74,976
Receivables from clearing broker	21,032,271
Securities owned, at fair value, pledged	18,316,786
Other asset	21,599
Total assets	$ 39,445,632
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased	$ 34,902,345
Accrued expenses	109,892
Total liabilities	35,012,237
Member's equity	4,433,395
Total liabilities and member's equity	$ 39,445,632

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

XR Securities LLC (the "Company," formerly known as RhoBD LLC) is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company engages in the business of conducting market-making and proprietary trading activities and commenced trading on March 6, 2008. The Company is a limited liability company registered in the State of Delaware.

As of December 31, 2009, the Company was wholly owned by XR Trading LLC (the "Affiliate," formerly known as Rho Trading Securities LLC). Effective January 1, 2010, the Affiliate contributed all of its interests in the Company to a newly formed holding company, XR Group LLC (the "Member"), making the Member the sole owner of the Company. The Company also changed its name from Rho BD LLC to XR Securities LLC.

The Company has an agreement with Goldman Sachs Execution and Clearing, L.P. (GSEC) to process and clear all of the Company's securities and derivatives transactions. Substantially all of the Company's investments and capital are held by GSEC to facilitate the Company's trading activities.

The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050.

Note 2. Summary of Significant Accounting Policies

Use of estimates: In preparing financial statements in conformity with generally accepted accounting principles ("GAAP"), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing broker: Receivables from clearing broker include net receivables and payables for unsettled trades, unrealized gains and losses on open futures contracts, and cash and margin balances held at the clearing broker. The Company's clearing broker charges the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns interest from its clearing broker based upon the federal funds rate computed on a daily basis on credit balances.

Securities and derivative financial instruments: Securities and derivative transactions and the related gains and losses are recorded on a trade-date basis. Securities owned and sold, not yet purchased, are stated at fair value.

Interest and dividends: Interest income and expense are recognized on an accrual basis.

Note 2. Summary of Significant Accounting Policies (Continued)

Income taxes: The Company is a single member limited liability company and is treated as an entity disregarded from its owner for federal tax purposes. The Company does not file a federal tax return, but its taxable income is reported as part of the federal tax return of the Member.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through the year ended December 31, 2010, that impact the Company's financial statements.

The Member is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2007.

Note 3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned are generally pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others, subject to certain limitations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Note 4. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Note 4. Fair Value of Financial Instruments (Continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Financial instruments, such as equities and options on equities, are valued at the official published closing price, when such instruments' official published price is measured at the close of trading in the instrument. Financial instruments whose official published price is not measured at the close of trading in the instrument, such as futures and options on futures, are valued using the best bid/offer midpoint at the close of trading in the instrument. Management believes this methodology results in the most accurate fair values of these instruments.

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2010, all of which are in the Level 1 hierarchy:

	Level 1
Assets:	
Receivables from clearing broker	
Open futures contracts	$ (10,258,195)
Options on futures contracts	30,317,368
	20,059,173
Securities owned	
Equities	2,753,925
Equity options	15,562,861
	18,316,786
Total	$ 48,634,154
Liabilities:	
Securities sold, not yet purchased - equity options	$ 34,902,345
Total	$ 34,902,345

Note 5. Related-Party Transactions

The Affiliate provides certain management services, such as occupancy, technology, compensation, discretionary bonuses and other administrative services for the Company.

On December 10, 2010, the Member contributed capital of $1,700,000, of which $1,685,300 was used to pay the amount due to the Affiliate at that date. There is no outstanding balance for shared expenses due to the Affiliate as of December 31, 2010.

On March 18, 2010, the Member deposited $5,000,000 into the Company as an uncollateralized, open-ended, non-subordinated, no interest loan primarily to be utilized to satisfy any clearing or other cash requirements as needed. On March 23, 2010, the Company repaid this loan.

Note 6. Indemnifications

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note 7. Derivative Instruments

Disclosure is presented to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, results of operations, and cash flows.

The Company's derivative activities are limited to the trading of equity options, futures and futures options contracts. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value and the net trading gains and losses associated with these derivatives is recorded in the statement of operations. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood for disclosure purposes.

At December 31, 2010, and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

Type - Equity Products	Fair Value
Receivables from clearing broker	
Open futures contracts - short	$ (10,258,195)
Options on futures contracts - long	30,926,972
Options on futures contracts - short	(609,604)
	$ 20,059,173
Securities owned	
Equity options	$ 15,562,861
Securities sold, not yet purchased	
Equity options	$ 34,902,345

For the year ended December 31, 2010, the number of derivative contracts bought and sold was between five to ten million.

Note 8. Commitment and Contingencies

In the normal course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company vigorously defends against these claims and, in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position, results of operations, or cash flows.

Note 9. Off-Balance-Sheet Risk

In connection with its trading activities, the Company enters into transactions involving derivative financial instruments, primarily exchange traded futures and options contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments or other commodities at a specified future date at a specified price or yield. Options contracts provide the Company with the opportunity or the obligation to deliver or take delivery of specified financial instruments at a contracted price. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded derivative financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of credit risk: The Company clears all of its trades through GSEC and enters into transactions with other financial institutions. Cash and financial instruments on deposit with GSEC collateralize short positions and amounts due, and serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these counterparties.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $4,407,936 which was $4,307,936 in excess of its required net capital of $100,000. The Company's net capital ratio was .02 to 1. The net capital rule may effectively restrict distributions to the Member.

Note 11. Subsequent Events

Subsequent to year-end, the Member contributed capital of $2,500,000. Additionally, the Affiliate deposited $1,000,000 into the Company as an uncollateralized, open-ended, non-subordinated, no interest loan primarily to be utilized to satisfy any clearing or other requirements as needed.

XR Securities LLC
(Formerly Known as RhoBD LLC)

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.